Exhibit 99.2

PETAQUILLA MINERALS LTD.

For the Three and Nine Months Ended March 31, 2014 and February 28, 2013

Management’s Discussion and Analysis
Of Financial Condition and Results of Operations

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petaquilla Minerals Limited (“PTQ” or the “Company”) reports the financial results for the three and nine months ended March 31, 2014 which have been prepared on the basis of available information up to May 15, 2014. Management’s discussion and analysis should be read in conjunction with the condensed interim consolidated financial statements and related notes thereto of the Company, as at and for the three and nine months ended March 31, 2014 and the audited consolidated financial statements and related notes, as at and for the thirteen months ended June 30, 2013.

On August 19, 2013, the Company announced a change of its fiscal year end from May 31st to June 30th. The Company’s consolidated financial statements for fiscal 2013 therefore included operations for a period of thirteen months from June 1, 2012 to June 30, 2013. As a result of the change in the fiscal year end, the condensed interim consolidated financial statements include operations for the nine month period from July 1, 2013 to March 31, 2014 while the comparatives include operations for the nine month period from June 1, 2012 to February 28, 2013. The British Columbia Securities Commission, the Company’s home-country securities regulator, has accepted and approved the presentation of the three and nine months ended March 31, 2014 and February 28, 2013 in the condensed interim consolidated financial statements. The comparative information presented, although for the same length of period, may not be comparable.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of construction, gold production and capital expenditure costs. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures unit cash cost per ounce of gold equivalent sold, earnings before interest, tax, depreciation and amortization (“EBITDA”), adjusted EBITDA, operating margin, and working capital. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared using IFRS. More specifically, Management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide, among others: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold, (ii) the trend in costs as the mine matures, (iii) an internal benchmark of performance to allow for comparison against other mines (iv) the ability of the Company to generate earnings associated with positive cash flows and (v) the Company’s ability to settle liabilities due within one year.

Cash cost per ounce of gold equivalent sold includes mine site operating costs such as mining, processing, administration, information technology, safety, health, environment management and by product credits from the sale of silver and aggregates but is exclusive of amortization, depreciation, depletion, reclamation costs, capital costs, exploration and evaluation costs, royalties and corporate administration costs.

BASIS OF PREPARATION

The condensed interim consolidated financial statements for the three and nine months ended March 31, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements for the three and nine months ended March 31, 2014 should be read in conjunction with the consolidated financial statements for the thirteen months ended June 30, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The accounting policies adopted are consistent with those of the previous fiscal year, originally disclosed in Note 3 to the audited consolidated financial statements for the thirteen months ended June 30, 2013, except as disclosed in Note 3 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014, and are based on IFRS issued and outstanding as of May 15, 2014, the date the Board of Directors approved the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014.

OVERALL PERFORMANCE

Executive Highlights

Financial Performance – Continuing Operations

Key Performance Indicator	9 months ended March 31 and February 28		Var.	3 months ended March 31 and February 28		Var.
	FY 2014	FY 2013		FY 2014	FY 2013
Gold revenue	$19.5M	$75.5M	(74%)	$0.9M	$22.7M	(96%)
Aggregates revenue	$17.4M	$1.7M	923%	$4.8M	$0.2M	2,300%
Operating profit (loss)	($11.6M)	$35.5M	(133%)	($1.2M)	$10.5M	(111%)
Earnings (loss) from operations	($26.8M)	$15.8M	(270%)	($4.9M)	$3.1M	(258%)
Net income (loss)	($24.7M)	$21.1M	(217%)	($11.6M)	$15.8M	(173%)
EBITDA	($20.0M)	$27.4M	(173%)	($2.7M)	$6.3M	(143%)
Adjusted EBITDA	($19.7M)	$35.0M	(156%)	($2.7M)	$7.6M	(136%)
Cash cost per ounce of gold sold	$922	$577	60%	($41)	$692	(106%)
Realized gold price	$1,289	$1,646	(22%)	$1,295	$1,647	(21%)

Operational Performance

Key Performance Indicator		9 months ended March 31 and February 28		Var.	3 months ended March 31 and February 28		Var.
		FY 2014	FY 2013		FY 2014	FY 2013
•	Gold production	12.6koz	55.6koz	(77%)	0.4koz	17.7koz	(98%)
•	Gold Equivalent production	13.0koz	57.0koz	(77%)	0.4koz	18.0koz	(98%)
•	Gold stockpiled(1)	150.9koz	118.2koz	28%	150.9koz	118.2koz	28%

(1) Total ounces of gold stockpiled for heap leaching production as at the end of each period.

Business Overview

The Company is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and selected acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content (see Note 26 to the condensed interim

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

consolidated financial statements for the three and nine months ended March 31, 2014). The Company received its operating permit from the Government of Panama on November 18th, 2009, authorizing the Company to proceed to commercial production of its 100% owned Molejon deposit. The Company achieved commercial production on January 8th, 2010, after having run its operations at an average of 70% of its normal capacity for a consecutive period of 30 days.

In addition, through Iberian Resources Corp. (“Iberian”) acquired in 2011, the Company owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). In accordance with the currently filed NI 43-101, the Lomero-Poyatos Mine contains an estimated inferred mineral resource of 6.07Mt averaging 4.25 g/t of gold and 88.74 g/t of silver. The Qualified Person, who prepared the technical information in the Lomero-Poyatos resource estimate and who is independent of the Company, was Richard Fletcher from Behre Dolbear International Limited. Andrew J. Ramcharan, P.Eng., the Company's Executive VP Corporate Development, also a Qualified Person as defined under NI 43-101, has approved the technical information, supported by the Lomero-Poyatos resource estimate, disclosed above.

After several months of negotiations the Company has announced its commercial agreement with Minera Panama S.A. (“MPSA”), a subsidiary of First Quantum Minerals Ltd. (“FQM”) confirming both their commitment to the economic and social development of the Petaquilla mining district in Panama and providing the Company with an important capitalization to advance its growth strategy (see Note 26 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014).

This recapitalization of $60 million will also enable the Company to restructure and to focus on future growth. In Panama, the Company is focused on increasing gold production through plant and leaching operations at its Molejon gold mine to 4,000 gold ounces per month within the first quarter of fiscal 2015. The Company has sufficient reserves at its Molejon gold deposit to continue production at that rate for a further five years. In addition, 152,000 gold ounces slated for leaching are presently stockpiled at Molejon.

Concurrently, the Company will position itself for future growth in the Iberian Peninsula by focusing on mineral resource expansion and development of its Iberian properties, positioning them to generate cash flow in the shortest order possible. In Portugal, the Company has completed approximately 12,000 metres of drilling at its Jales-Gralheira project and will soon engage an independent consultant to prepare a NI 43-101 compliant resource estimate, expected to be complete three months from commencement. The Company is also working towards a NI 43-101 compliant resource estimate at its Banjas project having completed a drill program of approximately 9,300 metres. The Company will target production in Spain and Portugal in the early part of next year.

The business performance during the nine months ended March 31, 2014 has been focused to continue stockpiling low grade ore material looking forward to increase gold production

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

through the start up of a heap leaching operation expected to be occurred during the first quarter of fiscal 2015 and to continue delivering aggregates material to MPSA in accordance with the contract signed between the Company and FQM. In this regard, the Company and FQM after several negotiations and, in particular, a mediation process regarding the access to an extensive land package with recognized exploration potential and critical for the development of Inmet’s Cobre Panama mining infrastructure, finally executed an amendment to the Commercial Agreement Term Sheet dated May 23, 2013, as it has been disclosed in Note 26 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014.

OPERATING PERFORMANCE

	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2014	2014	2014	FY2014	2013(3)	2013	2013	2013	FY2013
Gold mined – oz	118	8,976	22,873	31,967	18,887	22,367	25,865	36,713	103,832
Gold stockpiled – oz(1)	150,948	151,592	149,944	150,948	142,957	118,154	115,544	112,266	142,957
Gold produced – oz	366	3,028	9,171	12,565	11,912	17,674	20,025	17,882	67,493
Gold equivalent produced – oz	378	3,120	9,452	12,950	12,191	18,013	20,518	18,459	69,181
Gold equivalent sold – oz	777	4,852	10,191	15,820	14,196	14,598	17,905	17,597	64,296
Average realized gold price ($/oz)	$1,295	$1,247	$1,312	$1,289	$1,473	$1,647	$1,695	$1,595	$1,601
Cash cost per ounce of gold equivalent sold ($/oz) (2)	($41)	$1,429	$753	$922	$540	$692	$528	$532	$569
(1)	Total ounces of gold stockpiled for heap leaching production as at the end of each period.
(2)

See table below that provides with reconciliation of cash cost per ounce of gold equivalent sold to total cost of sales per the condensed interim consolidated financial statements for the nine months ended March 31, 2014.

(3)	Four month quarter.

	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012	FY2012
Gold mined – oz	31,590	36,304	37,056	33,203	138,153
Gold stockpiled – oz(1)	95,896	84,572	63,878	43,213	95,896
Gold produced – oz	17,725	14,163	18,100	18,014	68,002
Gold equivalent produced – oz	18,122	14,427	18,496	18,458	69,503
Gold equivalent sold – oz	15,546	13,040	16,297	17,987	62,870
Average realized gold price ($/oz)	$1,617	$1,622	$1,717	$1,600	$1,640
Cash cost per ounce of gold equivalent sold ($/oz) (2)	$650	$616	$546	$537	$584
(1)	Total ounces of gold stockpiled for heap leaching production as at the end of each period.
(2)

See table below that provides with reconciliation of cash cost per ounce of gold equivalent sold to total cost of sales per the condensed interim consolidated financial statements for the nine months ended March 31, 2014.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Inmet’s attempted takeover bid of September 5, 2012, impacted the Company’s ability to execute a high-yield debt transaction. The Company had been in the final stages of closing a potential $210 million senior secured notes offering which would have strengthened the balance sheet to secure the long-term development of the Company, including the acquisition of additional mining equipment required to increase the feed rate of the new 4-ball mill plant setup and to prepay Deutsche Bank as a condition for the then planned spin-out of PDI. At a hearing with the British Columbia Securities Commission (“BCSC”), held on October 13th at the request of Inmet, the Company was formally instructed by the BCSC not to pursue its debt raising effort until a final outcome of Inmet’s takeover bid was declared. In the opinion of the BCSC the Company’s shareholders were entitled to decide on Inmet’s offer as it was presented before them and the Company was, therefore, deemed bound to respect such terms. As a result the Company was forced to delay the acquisition of critical mining and process equipment needed to complete the expansion of the Molejon gold mine, effectively preventing the Company from increasing the mining rate required by the newly installed additional milling capacity which was intended to compensate for a planned reduction in the average processed ore grades. As a consequence of not having closed financing and despite a significant ramp-up of throughput to the Mill Plant since the commissioning of the fourth ball mill and the other auxiliary equipments associated with the expansion of the production capacity (an increase of 30% in processed ore has been achieved during the last quarter of fiscal 2013 as it was planned), gold mined during the nine months ended March 31, 2014 decreased 62% compared to the nine months ended February 28, 2013, mainly due to said shortage of mining equipment. This effect was further compounded by the recent requirement to share mining and crushing equipment between gold and aggregates production. As a result, gold produced has decreased 77% during the nine months ended March 31, 2014 compared to the nine months ended February 28, 2013. These events contributed to the Company’s inability to fulfill its delivery obligations to Deutsche Bank during the six months ended March 31, 2014. The agreement signed with FQM (see Note 26 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014) will allow the Company to completely address its senior credit facility with Deutsche Bank in order to solve the default situation and strengthens the Company’s balance sheet by reducing short term liabilities (see Notes 1 and 14 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014).

The Company expects to re-balance the mining and process operations, including the additional processing of aggregates for FQM and the heap leaching project, during the first quarter of fiscal 2015.

The aggregates business related to the aggregates contract signed between PDI and Minera Panama, S.A. (“MPSA”), worth up to $100 million, made possible to compensate partially the decrease in gold production during the nine months ended March 31, 2014. Sales of aggregates represent for the Company a material recovery of its mining costs at Molejon mine helping also to compensate the decrease in gold prices occurred during the nine months ended March 31, 2014.

Total ounces of gold stockpiled for future heap leaching production as at March 31, 2014 were at 151koz. As part of the Company's plans to increase gold production at its Molejon gold mine, these stockpiles of ore will be processed through on/off leach pad methodology combined with a commercial heap leaching stage expected to be commissioned during calendar year 2014.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The following table provides a reconciliation of cash costs per ounce of gold equivalent sold to total cost of sales per the condensed interim consolidated financial statements:

	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2014	2014	2014	FY2014	2013	2013	2013	2013	FY2013
Production costs ($’000)(2)	4,796	11,635	15,918	32,349	13,465	14,675	13,461	11,339	52,940
Less sales of aggregates ($’000)	(4,809)	(4,582)	(7,981)	(17,372)	(4,366)	(167)	(1,172)	(377)	(6,082)
Less Cost Associated to JV
MECO/PDI ($’000)	-	-	-	-	(1,020)	(3,949)	(867)	(235)	(6,071)
Less Royalties ($’000)(1)	(19)	(118)	(260)	(397)	(413)	(463)	(1,963)	(1,358)	(4,197)

Cash operating costs ($’000)	(32)	6,935	7,677	14,580	7,666	10,096	9,459	9,369	36,590
Gold equivalent sold (oz)	777	4,852	10,191	15,820	14,196	14,598	17,905	17,597	64,296
Cash cost per ounce of gold equivalent sold ($/oz)	($41)	$1,429	$753	$922	$540	$692	$528	$532	$569

(1)

On February 25, 2013, the Company and Inmet Mining Corporation (“Inmet”) signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet and camp site procurement in the District of Donoso, Panama. In conjunction with this term sheet, Inmet has waived its right to 5% royalties from the Company’s sales at its Molejon mine. The waiver resulted in a gain of $13,348,341 that has been recorded within non-operating income (expenses) during the three months ended February 28, 2013.

(2)

Some reallocations of revenues and costs of production have been made in connection with the disclosure of the results of our infrastructure subsidiary, Panama Desarrollo de Infraestructura, S.A. (“PDI”). Sales of aggregates were originally disclosed as a by-product against cost of production. However, since the Company has determined gold and aggregate materials to be joint products, due to its materiality the Company re-classified the sales of aggregates from cost of production to revenue for comparative purposes.

	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012	FY2012
Production costs ($’000)(2)	14,217	9,419	10,708	11,549	45,893
Less sales of aggregates ($’000)	(1,235)	-	-	-	(1,235)
Less Cost Associated to JV
MECO/PDI ($’000)	(1,249)	-	-	-	(1,249)
Less Royalties ($’000)(1)	(1,623)	(1,384)	(1,812)	(1,898)	(6,717)

Cash operating costs ($’000)	10,110	8,035	8,896	9,651	36,692
Gold equivalent sold (oz)	15,546	13,040	16,297	17,987	62,870
Cash cost per ounce of gold equivalent sold ($/oz)	$650	$616	$546	$537	$584

(1)

On February 25, 2013, the Company and Inmet Mining Corporation (“Inmet”) signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet and camp site procurement in the District of Donoso, Panama. In conjunction with this term sheet, Inmet has waived its right to 5% royalties from the Company’s sales at its Molejon mine. The waiver resulted in a gain of $13,348,341 that has been recorded within non-operating income (expenses) during the three months ended February 28, 2013.

(2)

Some reallocations of revenues and costs of production have been made in connection with the disclosure of the results of our infrastructure subsidiary, Panama Desarrollo de Infraestructura, S.A. (“PDI”). Sales of aggregates were originally disclosed as a by-product against cost of production. However, since the Company has determined gold and aggregate materials to be joint products, due to its materiality the Company re-classified the sales of aggregates from cost of production to revenue for comparative purposes.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

SELECTED FINANCIAL INFORMATION (1)

Key Financial Data	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
(000’s)	2014	2014	2014	FY2014	2013(3)	2013	2013	2013	FY2013

Revenue - Total	5,746	$10,472	$20,627	$36,845	$24,057	$28,457	$31,700	$26,453	$110,667

Gold	937	5,890	12,646	19,473	20,400	22,732	27,423	25,369	95,924
Aggregates	4,809	4,582	7,981	17,372	4,366	167	1,172	377	6,082
JV PDI / MECO	-	-	-	-	(819)	4,531	1,664	556	5,932
Other construction	-	-	-	-	110	1,027	1,441	151	2,729

Operating margin	(1,161)	(12,979)	2,537	(11,603)	466	10,511	14,405	10,611	35,993

Net income (loss)	(11,621)	(10,971)	(2,142)	(24,734)	(25,698)	15,767	1,609	3,720	(4,602)

EBITDA	(2,750)	(16,297)	(942)	(19,989)	(4,364)	6,322	11,386	9,721	23,065

Adjusted EBITDA	(2,750)	(16,297)	(687)	(19,734)	-	7,612	14,861	12,480	34,953

Working capital (deficit)(2)	(130,400)	(111,509)	(97,368)	(130,400)	(85,609)	(27,686)	(46,852)	(42,214)	(85,609)

Long term liabilities	38,043	40,217	41,885	38,043	43,780	54,808	50,286	52,454	43,780

Total Liabilities	194,135	182,581	177,985	194,135	164,667	143,602	143,645	133,173	164,667

Cash position	864	2,155	12,169	864	13,720	25,680	16,665	12,742	13,720

Total Assets	$226,369	$226,289	$230,748	$226,369	$217,977	$222,907	$206,759	$193,490	$217,977
(1)	Certain changes have been done to some information disclosed in previous periods for comparative purposes.
(2)	See Note 1 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014.
(3)	Four month quarter.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Key Financial Data (000’s)	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012	FY2012

Revenue - Total	$25,807	$18,832	$25,311	$26,177	$96,127

Gold	22,591	18,832	25,310	26,177	92,910
Aggregates	1,235	-	-	-	1,235
JV PDI / MECO	1,387	-	-	-	1,387

Other construction	595	-	-	-	595

Operating margin	8,137	6,330	10,630	9,835	34,932

Net income (loss)	4,047	4,507	8,897	4,969	22,420

EBITDA	2,260	3,607	7,362	10,815	24,044

Adjusted EBITDA	4,497	5,716	9,488	12,765	32,466

Working capital (deficit)	(41,775)	(43,491)	(31,033)	(27,136)	(41,775)

Long term liabilities	49,727	55,012	68,089	73,765	49,727

Total Liabilities	130,322	124,004	122,672	120,670	130,322

Cash position	11,962	9,781	12,540	11,626	11,962

Total Assets	$186,251	$179,214	$175,873	$135,966	$186,251

Following is reconciliation between the Net income (loss) and the EBITDA for each of the periods disclosed within the previous selected financial information.

	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2014	2014	2014	FY2014	2013(1)	2013	2013	2013	FY2013

Net income (loss)	(11,621)	($10,971)	($2,142)	($24,734)	($25,698)	$15,767	$1,609	$3,720	(4,602)

Finance (income) expense, net	44	341	672	1,057	3,123	187	440	735	4,485

Non-operating (income) expenses	6,716	(8,198)	(1,644)	(3,126)	8,085	(12,902)	5,503	762	1,448

Depreciation, depletion & amortization	2,111	2,531	2,172	6,814	10,126	3,270	3,834	4,504	21,734

EBITDA	($2,750)	($16,297)	($942)	($19,989)	($4,364)	$6,322	$11,386	$9,721	$23,065

(1)	Four month quarter.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012	FY2012

Net income (loss)	$4,047	$4,507	$8,897	$4,969	$22,420

Finance (income) expense, net	1,363	499	151	161	2,174

Non-operating (income) expenses	(6,603)	(4,482)	(5,659)	893	(15,851)

Depreciation, depletion & amortization	3,453	3,083	3,973	4,792	15,301

EBITDA	$2,260	$3,607	$7,362	$10,815	$24,044

Considering the ability of the Company to completely address its senior credit facility with Deutsche Bank, once the transaction disclosed in Note 26 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014 has been fully executed, the following table presents, on an as adjusted basis, the calculation of Company’s EBITDA, after giving effect to the termination of prepaid forward minerals purchase contracts entered with Deutsche Bank and some other non-recurring items recorded.

	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2014	2014	2014	FY2014	2013(1)	2013	2013	2013	FY2013

EBITDA	($2,750)	($16,297)	($942)	($19,989)	($4,364)	$6,322	$11,386	$9,721	$23,065

Termination of prepaid forward minerals purchase contracts	-	-	255	255	311	1,290	3,475	2,759	7,835

Community support agreement (2)	-	-	-	-	4,053	-	-	-	4,053

Adjusted EBITDA	($2,750)	($16,297)	($687)	($19,734)	-	$7,612	$14,861	$12,480	$34,953

(1)	Four month quarter.
(2)

During the four months ended June 30, 2013, the Company entered into an agreement with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine. The Company has committed to spending a total amount of $4,053,346 by June 30, 2014. See Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012	FY2012

EBITDA	$2,260	$3,607	$7,362	$10,815	$24,044

Termination of prepaid forward minerals purchase contracts	2,237	2,109	2,126	1,950	8,422

Community support agreement (2)	-	-	-	-	-

Adjusted EBITDA	$4,497	$5,716	$9,488	$12,765	$32,466

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

RESULTS OF OPERATIONS

The Company’s condensed interim consolidated financial statements for the nine months ended March 31, 2014, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”) and all amounts are expressed in United States dollars unless otherwise indicated.

The results of the Company reflect its ongoing administrative costs, net of interest and other income (expenses), revenues from the sales of gold and silver, aggregates and construction contracts performed by PDI (see Note 17 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014), production and operating expenses and amortization and depletion. Commercial production at the Molejon Gold mine commenced on January 8, 2010.

SUMMARY OF RESULTS ($’000) (1)

	2014	2013	2013	Total	2013	2013	2012	2012	Total
	Mar 31	Dec 31	Sept 30	FY2014	Jun 30	Feb 28	Nov 30	Aug 31	FY2013
	Q3	Q2	Q1		Q4(5)	Q3	Q2	Q1

Revenues	5,746	10,472	20,627	36,845	24,057	28,457	31,700	26,453	110,667
Production costs(4)	(4,796)	(20,920)	(15,918)	(41,634)	(13,465)	(14,675)	(13,461)	(11,339)	(52,940)
Depreciation and depletion(2)	(2,111)	(2,531)	(2,172)	(6,814)	(10,126)	(3,271)	(3,834)	(4,503)	(21,734)

Operating Margin	(1,161)	(12,979)	2,537	(11,603)	466	10,511	14,405	10,611	35,993

General and administrative	(2,434)	(4,732)	(3,650)	(10,816)	(6,272)	(3,788)	(4,307)	(3,026)	(17,393)
Donations and community relations(3)	(12)	(70)	(134)	(216)	(4,395)	(413)	(478)	(276)	(5,562)
Exploration and evaluation costs	(1,190)	(958)	(1,717)	(3,865)	(3,991)	(3,132)	(2,008)	(1,984)	(11,115)
Share-based payments	(63)	(89)	(150)	(302)	(298)	(126)	(60)	(108)	(592)

Earnings (loss) from Operations	(4,860)	(18,828)	(3,114)	(26,802)	(14,490)	3,052	7,552	5,217	1,331

Finance income (expenses), net	(44)	(341)	(672)	(1,057)	(3,123)	(187)	(440)	(735)	(4,485)
Non-operating income (expenses)	(6,717)	8,198	1,644	3,125	(8,085)	12,902	(5,503)	(762)	(1,448)

Net income (loss)	(11,621)	(10,971)	(2,142)	(24,734)	(25,698)	15,767	1,609	3,720	(4,602)

Other comprehensive income (loss)	(14)	397	1,445	1,828	(238)	184	1,086	558	1,590

Comprehensive income (loss)	(11,635)	(10,574)	(697)	(22,906)	(25,936)	15,951	2,695	4,278	(3,012)

Earnings (loss) per share – basic and diluted – Total	($0.05)	($0.05)	($0.01)	($0.11)	($0.12)	$0.07	$0.01	$0.02	($0.02)

(1)	Certain changes have been done to some information disclosed in previous periods for comparative purposes.
(2)

During the four months ended June 30, 2013, additional depreciation has been recorded due to the measurement of PDI’s operations upon de-classification as held-for-distribution to owners. See Note 8 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

(3)

During the four months ended June 30, 2013, the Company entered into an agreement with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine. The Company has committed to spending a total amount of $4,053,346 by June 30, 2014. See Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

(4)

During the three months ended December 31, 2013 production costs include an adjustment to work-in-progress inventories in amount of $9.3 million derived from the decrease in gold production during the period, as a consequence of a general maintenance performed to the Plant and a significant decrease in its throughput.

(5)	Four month quarter.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

	2012	2012	2011	2011	Total
	May 31	Feb 29	Nov 30	Aug 31	FY2012
	Q4	Q3	Q2	Q1

Revenues	25,807	18,832	25,311	26,177	96,127
Production costs	(14,217)	(9,419)	(10,708)	(11,549)	(45,893)
Depreciation and depletion	(3,453)	(3,083)	(3,973)	(4,792)	(15,301)

Operating Margin	8,137	6,330	10,630	9,836	34,933

General and administrative	(6,431)	(2,339)	(3,492)	(1,966)	(14,228)
Donations and community relations	(621)	63	(640)	(345)	(1,543)
Exploration and evaluation costs	(2,231)	(3,477)	(2,824)	(1,372)	(9,904)
Share-based payments	(47)	(53)	(285)	(130)	(515)

Earnings (loss) from Operations	(1,193)	524	3,389	6,023	8,743

Finance income (expenses), net	(1,363)	(499)	(151)	(161)	(2,174)
Non-operating income (expenses)	6,603	4,482	5,659	(893)	15,851

Net income (loss)	4,047	4,507	8,897	4,969	22,420

Other comprehensive income (loss)	(2,703)	(2,484)	-	-	(5,187)

Comprehensive income (loss)	1,344	2,023	8,897	4,969	17,233

Earnings (loss) per share – basic and diluted – Total	$0.02	$0.02	$0.03	$0.03	$0.10

RESULTS OF OPERATIONS - FOR THE NINE MONTHS ENDED MARCH 31, 2014 COMPARED TO THE NINE MONTHS ENDED FEBRUARY 28, 2013

Operating Margin

During the nine months ended March 31, 2014 operating margin was ($11.6) million compared to $35.5 million obtained during the nine months ended February 28, 2013. This decrease of 133% in the operating margin was due to the following reasons:

  Revenues and production costs

During the nine months ended March 31, 2014 gold sold totaled 15,316 ounces, a decrease of 69% compared to the nine months ended February 28, 2013 (49,210 ounces). Total revenues (see Note 17 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014) and production costs were $36.8 million and $41.6 million, respectively, corresponding to an average sales price of $1,289 and a cash cost per ounce sold of $922. Total revenues for the nine months ended March 31, 2014 decreased by 58% compared to the nine months ended February 28, 2013 mainly due to the following reasons:

-	69% decrease in gold ounces sold (15,316 oz vs. 49,210 oz);
-	22% decrease in average sales price ($1,289 vs. $1,646);
-	Offset by an increase of 923% in sales of aggregates from our Panamanian infrastructure subsidiary PDI ($17.4 million vs. $1.7 million).

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Production costs for the nine months ended March 31, 2014 increased by 5% compared to the nine months ended February 28, 2013 due mainly to the increase in PDI’s aggregates business and an adjustment to work-in-progress inventories in amount of $9.3 million derived from the decrease in gold production during the period, as a consequence of a general maintenance performed to the Plant during the three months ended December 31, 2013 and a significant decrease in its throughput consistently with the increase in the aggregate business. As a consequence of the 69% decrease in ounces of gold sold during the nine months ended March 31, 2014 compared to the nine months ended February 28, 2013, cash costs per ounce of gold sold at $922, for the nine months ended March 31, 2014 increased by 60% compared to the nine months ended February 28, 2013 ($577).

  Depreciation and depletion

Depreciation of production equipment and depletion of mineral properties was $6.8 million for the nine months ended March 31, 2014 compared to $11.6 million for the nine months ended February 28, 2013. The decrease by 41% was related basically to a lower depletion for the nine months ended March 31, 2014 due to a 77% decrease in gold produced during the nine months ended March 31, 2014 compared to the nine months ended February 28, 2013 (12,565 oz vs. 55,581 oz) basically originated in the re-allocation simultaneously of mining and crushing resources between the aggregate business and the process of production of gold.

Earnings from operations

During the nine months ended March 31, 2014 earnings from operations decreased by 270% to a loss from operations of $26.8 million compared to the nine months ended February 28, 2013 (gain from operation of $15.8 million). The decreased in earnings from operations was mainly due to the above mentioned decrease of 133% in the operating margin compared to the nine months ended February 28, 2013.

Net income (loss)

Net income for the nine months ended March 31, 2014 decreased by 217% to a net loss of $24.7 million compared to an income of $21.1 million for the nine months ended February 28, 2013. Following is a variance analysis showing the main reasons for this decrease:

		Variance
		($ millions)%
Net income for the nine months ended February 28, 2013		21.1	-
•	Decrease in Operating Margin(1)	(47.1)	(133%)
•	Decrease in Expenses	4.5	(23%)
•	Decrease in Finance income (expenses), net	0.3	(21%)
•	Decrease in Non-operating income (expenses)(2)	(3.5)	(53%)
Net loss for the nine months ended March 31, 2014		(24.7)	(217%)

(1)	58% decrease in revenue and 5% increase in cost of production.
(2)	Decrease of $3.5 million in non-operating income (expenses). See note 19 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Cash Flow

Operating Activities

Cash flows from operations during the nine months ended March 31, 2014 at ($1.6) million, decreased by 109% compared to $17.4 million for the nine months ended February 28, 2013.

The decrease in cash flow generated from operations is attributable mainly to the decrease in the income from operations due to a lower production of gold combined with a reduction in gold prices during the nine month period ended March 31, 2014 compared to the nine month period ended February 28, 2013. This situation increased Company’s working capital needs in order to achieve the higher volume to be mined at the Molejon mine in connection with the low grade ore to be processed through a commercial stage of heap leaching projected to start up in calendar 2014, and aggregates material that has been sailing since March 2013 within the terms of the agreement signed with Minera Panama, S.A. In addition during the nine months ended March 31, 2014 the Company has settled in cash some of its commitments with Deutsche Bank instead of delivering gold and silver physically, increasing the outflows in $2.1 million compared to the nine months ended February 28, 2013. In addition, during the nine months ended February 28, 2013 the Company received a payment from First Quantum in relation to a land lease of $13 million, comprising rent for a 10 year period (see Note 12 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014).

Financing Activities

There was a net cash inflow of $6.0 million from financing activities during the nine months ended March 31, 2014, compared to a net cash inflow of $3.8 million during the nine months ended February 28, 2013.

The increase in $2.2 million in cash provided by financing activities during the nine months ended March 31, 2014 was mainly due to the following reasons:

-	$4.7 million from issuance of private placement units (Note 16 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014);
-

$17.9 million from new loans (Notes 11, 13 and 21 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014) compared to $6.3 million during the same period of previous fiscal year;

-	$16.6 million in payment of long-term debt and finance lease obligations compared to $2.5 million during the same period of previous fiscal year.

Investing Activities

There was a net cash outflow of $5.5 million for the nine months ended March 31, 2014, compared to a net cash outflow of $14.5 million for the nine months ended February 28, 2013. The decrease of $9.0 million in the cash used for investing activities during the nine months ended March 31, 2014 was mainly due to a lower expenditure in mineral properties, plant & equipment in amount of $6.7 million and the redemption of long-term investments by $2.3

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

million (Note 11 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014).

RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED MARCH 31, 2014 COMPARED TO THE THREE MONTHS ENDED FEBRUARY 28, 2013

Operating Margin

During the three months ended March 31, 2014 operating margin was ($1.2) million compared to $10.5 million obtained during the three months ended February 28, 2013. This decrease of 111% in the operating margin was due to the following reasons:

  Revenues and production costs

During the three months ended March 31, 2014 gold sold totaled 723 ounces, a decrease of 95% compared to the three months ended February 28, 2013 (14,345 ounces). During the three months ended March 31, 2014, total revenues (see Note 17 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014) and production costs were $5.7 million and $4.8 million, respectively, corresponding to an average sales price of $1,295 and a cash cost per ounce sold of ($41). Total revenues for the three months ended March 31, 2014 decreased by 80% compared to the three months ended February 28, 2013 mainly due to the following reasons:

-	95% decrease in gold ounces sold (723 oz vs. 14,345 oz);
-	21% decrease in average sales price ($1,295 vs. $1,647);
-	Offset by an increase of $4.6 million in sales of aggregates from our Panamanian infrastructure subsidiary PDI ($4.8 million vs. $0.2 million).

Production costs for the three months ended March 31, 2014 decreased by 67% compared to the three months ended February 28, 2013 due mainly to the decrease in gold production and the lower level of activity at mine site as a consequence of a general decrease in the throughput to the Plant consistently with the increase in the aggregate business.

  Depreciation and depletion

Depreciation of production equipment and depletion of mineral properties was $2.1 million for the three months ended March 31, 2014 compared to $3.3 million for the three months ended February 28, 2013. The decrease by 36% was related basically to a lower depletion for the three months ended March 31, 2014 due to a 98% decrease in gold produced during the three months ended March 31, 2014 compared to the three months ended February 28, 2013 (366 oz vs. 17,674 oz). The lower production of gold was basically originated in the re-allocation simultaneously of mining and crushing resources between the aggregate business and the process of production of gold generating a reduction in the throughput of ore to the Plant during the three months ended March 31, 2014 compared to the three months ended February 28, 2013.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Earnings from operations

During the three months ended March 31, 2014 earnings from operations decreased by 258% to a loss from operations of $4.9 million compared to the three months ended February 28, 2013 (gain from operation of $3.1 million). The decreased in earnings from operations was mainly due to the above mentioned decrease of 111% in the operating margin compared to the three months ended February 28, 2013, compensated by a 50% decrease in expenses.

Net income (loss)

Net income for the three months ended March 31, 2014 decreased by 173% to a net loss of $11.6 million compared to an income of $15.8 million for the three months ended February 28, 2013. Following is a variance analysis showing the main reasons for this decrease:

		Variance
		($ millions)%
Net income for the three months ended February 28, 2013		15.8	-
•	Decrease in Operating Margin(1)	(11.7)	(111%)
•	Decrease in Expenses	3.8	(50%)
•	Decrease in Finance income (expenses), net	0.1	(76%)
•	Decrease in Non-operating income (expenses)(2)	(19.6)	(152%)
Net loss for the three months ended March 31, 2014		(11.6)	(173%)

(1)	80% decrease in revenue against a 67% decrease in cost of production.
(2)	Decrease of $19.6 million in non-operating income (expenses). See note 19 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014.

Cash Flow

Operating Activities

Cash flows from operations during the three months ended March 31, 2014 at ($0.6) million, decreased by 106% compared to $10.9 million for the three months ended February 28, 2013.

The decrease in cash flow generated from operations is attributable mainly to the decrease in the income from operations due to a lower production of gold combined with a reduction in gold prices during the three month period ended March 31, 2014 compared to the three month period ended February 28, 2013. This situation increased Company’s working capital needs in order to achieve the higher volume to be mined at the Molejon mine in connection with the low grade ore to be processed through a commercial stage of heap leaching projected to start up in calendar 2014, and aggregates material that has been sailing since March 2013 within the terms of the agreement signed with Minera Panama, S.A. In addition during the three months ended March 31, 2014, interest paid increased $0.2 million compared to the three months ended February 28, 2013.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Financing Activities

There was a net cash inflow of $0.7 million from financing activities during the three months ended March 31, 2014, compared to a net cash outflow of $0.2 million during the three months ended February 28, 2013.

The increase in $0.9 million in cash provided by financing activities during the three months ended March 31, 2014 was mainly due to the following reasons:

-	$2.9 million from new loans (Notes 11, 13 and 21 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014);
-	$2.0 million in payment of long-term debt and finance lease obligations.

Investing Activities

There was a net cash outflow of $0.9 million for the three months ended March 31, 2014, compared to a net cash outflow of $3.3 million for the three months ended February 28, 2013. The decrease of $2.4 million in the cash used for investing activities during the three months ended March 31, 2014 was mainly due to a lower expenditure in mineral properties, plant & equipment in amount of $2.4 million.

LIQUIDITY AND CAPITAL RESOURCES

Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities due within one year. As at March 31, 2014 working capital deficiency at $130.4 million, increased by 52% compared to June 30, 2013. Main reason for the mentioned increased has been the increase in accounts payable due to the decrease in cash flow generated from operations as a consequence of a significant reduction in gold production and the continue level of material mined at the open pit of Molejon in connection with aggregates production and stockpile of low grade ore in connection with heap leaching production that is expected to start during the first half of calendar 2014.

Total assets of the Company as of March 31, 2014 increased by 4% compared to those at the end of fiscal 2013, while total liabilities of the Company as of March 31, 2014 increased by 18% compared to June 30, 2013. As at March 31, 2014, the Company’s equity was at $32.2 million, representing a 40% of decrease compared to the end of fiscal year 2013. This decrease is mainly derived from the net comprehensive loss for the nine months ended March 31, 2014 in amount of $22.9 million compensated by the issuance of 14,285,714 common shares at a price of CAD $0.35 per unit, in connection with a private placement financing closed on November 15, 2013 and November 19, 2013 (see Note 16 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014).

As it has been disclosed in Note 1 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014, the Company is in default of its Forward Gold and Silver Purchase Agreements (Note 14 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014) as the Company failed to meet its physical delivery

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

requirements and has either accrued for or settled such obligations in cash (Notes 10 and 14 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014). The default persists as of the date of the condensed interim consolidated financial statements for the nine months ended March 31, 2014 for all agreements with Deutsche-Bank. As a result of the default, all amounts owing to Deutsche Bank have been classified as current liabilities as required under IAS 1. This factor indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. However, the agreement signed with First Quantum (see Note 26 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014) will allow the Company to completely address its senior credit facility with Deutsche Bank in order to solve the default situation and strengthens the Company’s balance sheet by reducing short term liabilities. The condensed interim consolidated financial statements for the nine months ended March 31, 2014 do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business at amounts different from those reflected in the condensed interim consolidated financial statements.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, the risk of business disruption due to environmentalist activities and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

					More than 5
	Less than 1 year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Accounts payable and accrued liabilities	107,851,683	-	-	-	-
Office lease	73,225	61,200	56,700	-	-
Finance lease obligations	4,951,405	4,047,873	1,785,927	708,540	125,282
Related party loan (Note 21)	700,000	-	-	-	-
Loan from Auramet (Note 13)	3,720,000	-	-	-	-
Bank loans	16,901,677	1,785,626	1,785,845	-	-
Fundacion Petaquilla (1)	1,723,736	1,440,000	1,440,000	240,000	-
Community support obligation (Note 12)	3,666,293	-	-	-	-
Derivative obligation	13,856,000	-	-	-	-
Convertible loan	5,427,408	-	-	-	-
Provision for closure and reclamation	5,087	5,174	18,424	7,830,003	5,899,300

	158,876,514	7,339,873	5,086,896	8,778,543	6,024,582

(1)

The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

The Company is committed to delivering ounces of gold and silver to Deutsche Bank (Note 14 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014) and where those ounces are not delivered, paying the shortfall in cash. The Gold Agreement, Silver Agreement and Convertible Loan (Note 11 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014) are guaranteed, on a joint and several basis, by all assets of Petaquilla and its subsidiaries. As at March 31, 2014 and to the date of the condensed interim consolidated financial statements, the Convertible Loan, the Gold Agreement and the Silver Agreement were all subject to an event of default (Note 1 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014).

In accordance with the land lease agreement (Note 12 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014), the Company has received an advance rental payment of $13 million, $1,408,333 of which has been earned as of March 31, 2014. The Company is committed to making the land available for use by First Quantum until 2023.

In conjunction with an arrangement with First Quantum (Note 12 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014), the Company also entered into a contract with First Quantum for delivery of 4,124,400m3 aggregate materials and screened rocks for a total value of $79,715,400 over a three year period ending September 2015. Subsequent to the three months period ended March 31, 2014, the Company entered into an amending agreement with First Quantum, which terminated the previous arrangement with no further liability for either First Quantum or the Company (Note 26 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014).

CONTINGENCIES

a)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of these condensed interim consolidated financial statements. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position as of March 31, 2014 would have been an increase in cost of sales of approximately $6.3 million should the legislation be enacted and applied retroactively.

b)

During January 2014, the Company has been notified that IIASA Panama, S.A. (“IIASA”) has filed two claims against its Panamanian subsidiary PDI, S.A. in the amount of approximately $0.7 million. As at March 31, 2014 the claimed amount by IIASA was recorded within

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

accounts payable and accrued liabilities. As of the date of these condensed interim consolidated financial statements, the Company and IIASA have agreed a final amount to be settled in due course.

c)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

SUBSEQUENT EVENTS

a)

On May 8, 2014, the Company and First Quantum executed an amendment to the previous agreement with First Quantum, dated May 23, 2013 (the “Second Amendment”). In accordance with the Second Amendment, First Quantum is to pay to the Company up to $60 million for a transfer of a range of assets and property rights.The transaction ensures that there will be a complete separation of the current operations of the Company’s Molejon gold mine and the Cobre Panama copper project, currently being developed by First Quantum. Of the total amount, $3.3 million is to be paid on the execution of the Second Amendment with an additional $46.7 million conditional on the Company meeting specific deliverables before July 6, 2014. An additional $5 million is payable after one year conditional on certain approvals being granted with the final $5 million payable 30 days after the first ore shipment from the Cobre Panama project, provided the Company has fulfilled all its obligations and achieved all milestones set out in the Second Amendment.

The key aspects of the Second Amendment include:

  Petaquilla to transfer 99,735 hectares of exploration concession applications in the region to First Quantum;

  Petaquilla to transfer to First Quantum, 551.5 hectares at the north end of its Molejon mining concession area to support the current planning of the Cobre Panama mine development;

  Termination of the aggregates and the screened rocks agreement, entered into on May 23, 2013, without liability to either party, effective June 30, 2014;

  Petaquilla to transfer to First Quantum, the sole ownership of the Llano Grande road, which is the main access road to the Cobre Panama project area, and ownership of the other access roads as well as rights of way along First Quantum’s electrical distribution corridor;

  Petaquilla to transfer to First Quantum, a total of 833.3 hectares of land (both title and possessory rights) which comprises all of Petaquilla’s land holdings within a 30 kilometer radius of the Cobre Panama project (excluding the Molejon concession);

  Petaquilla to waive any rights to the Botija Abajo, Brazo, Balboa, Colina, Botija, and Valla Grande copper deposits or to any mineral deposits outside Petaquilla’s residual portion of the Molejon mining concession area; and

  Petaquilla to provide future collaboration, assistance and support in connection with First Quantum’s current surface rights application, Law No. 9 amendments, and any possible future expansions of the Cobre Panama project.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

b)

During April 2014, the Company was served a claim by Global Hunter Securities, LLC seeking payment from the Company for the provision of services and reimbursement of expenses in an aggregate amount of approximately $1.27 million. The Company’s legal counsel not able to provide an opinion as to either party’s chances of success as the discovery process has not yet commenced.

CAPITAL STOCK

At May 15, 2014, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value. The Board of Directors assigns the rights and privileges to each series of preference shares upon issue.

On November 15, 2013 and November 19, 2013, the Company closed a private placement financing (the “Private Placement”) of a total of 14,285,714 units at a price of CAD $0.35 per unit, raising a gross proceeds of $4,775,093 (CAD$5,000,000). Each unit consists of one common share and one common share purchase warrant, whereby each warrant entitles the holder to purchase one additional common share of the Company for a period of five years from closing at an exercise price of CAD $0.45 per share. The finder’s fees and other costs in connection with the Private Placement amounted to $95,502 (CAD $100,000) and $24,830 (CAD $26,000) respectively.

At March 31, 2014, there were 236,615,875 common shares issued and outstanding. There are no preferred shares issued and outstanding. Refer to the condensed interim consolidated statements of changes in equity for movements in share capital.

As at May 15, 2014, an aggregate of 236,615,875 common shares were issued and outstanding, of which 17,155,612 were recorded by the Company as “treasury shares”. Refer to Notes 10 and 11 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

PTQ had the following share purchase warrants outstanding as at May 15, 2014:

Number of Shares Purchase
Warrants Outstanding	Exercise Price	Expiry Date
8,571,430	CAD $0.45	November 15, 2018
5,714,284	CAD $0.45	November 19, 2018

14,285,714

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The following summarizes information about the share options outstanding as at May 15, 2014:

Number of Share
Options Outstanding	Exercise Price	Expiry Date

2,700,000	CAD $0.23	November 18, 2014
150,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
200,000	CAD $1.11	December 21, 2015
798,092	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016
1,450,000	CAD $0.34	May 8, 2017
1,250,000	CAD $0.56	January 29, 2018
150,000	CAD $0.33	January 29, 2018
550,000	CAD $0.35	January 29, 2018
400,000	CAD $0.34	August 15, 2018
300,000	CAD $0.52	December 1, 2018

9,573,092

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note. Transactions with related parties, not disclosed elsewhere in the condensed interim consolidated financial statements for the nine months ended March 31, 2014, are as follows.

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by directors or officers during the nine months ended March 31, 2014 and February 28, 2013. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  The Company incurred costs for goods and services provided to the Molejon mine of $459,118 during the nine months ended March 31, 2014 (February 28, 2013 - $319,817) to companies controlled by the Chairman. The amount is recorded within general and administrative expenses. As at March 31, 2014, $524,553 was owed to this related party (June 30, 2013 - $349,019).

  The Company incurred legal fees of $13,385 during the nine months ended March 31, 2014 (February 28, 2013 – $126,090) to a law firm where an officer is a partner. The amount is included within general and administrative expenses. As at March 31, 2014,

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  $212,892 was owed to this related party (June 30, 2013 - $184,641).

  During the nine months ended March 31, 2014 the Company borrowed $700,000 from a company controlled by a director of the Company. The balance accrues interest at 8% per annum. Proceeds have been utilized for the Company’s working capital. As at March 31, 2014, the balance is included as related party loan within the long-term debt (Note 11 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014).

Compensation of key management

Compensation of key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	March 31,	February 28,	March 31,	February 28,
	2014	2013	2014	2013
	($)	($)	($)	($)
Salaries and short-term employee benefits	790,294	849,041	2,686,317	2,498,931
Share-based payments	44,747	52,296	245,047	156,849
	835,041	901,337	2,931,364	2,655,780

As at March 31, 2014, salaries and short-term employee benefits in the amount of $931,809 (June 30, 2013 - $131,052) remain unpaid and are included in accounts payable and accrued liabilities.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL JUDGEMENTS AND USE OF ESTIMATES

The condensed interim consolidated financial statements for the nine months ended March 31, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the thirteen months ended June 30, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies adopted are consistent with those of the previous fiscal year, originally disclosed in Note 3 to the consolidated financial statements for the thirteen months ended June 30, 2013, except as disclosed in Note 3 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014, and are based on IFRS issued and outstanding as of May 15, 2014, the date the Board of Directors approved the condensed interim consolidated financial statements for the nine months ended March 31, 2014.

During the three and nine months ended February 28, 2013, the Company offset the revenue from sale of aggregate materials, previously considered a by-product from the extraction of gold

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

from the Company’s Molejon gold mine, against production cost. Certain revenue from rendering of services was also considered incidental to the Company’s operations and was offset against production costs. The Company has determined gold and aggregate materials to be joint products and has also deemed presenting revenue from rendering services as appropriate. Total revenue of $957,691 and $3,721,718 for three and nine months ended February 28, 2013 respectively, from sale of aggregate materials and rendering of services, previously netted off against production cost in the Company’s condensed interim consolidated financial statements for the three and nine months ended February 28, 2013 is disclosed as revenue in these condensed interim consolidated financial statements (Note 17 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014).

Also during the three and nine months ended February 28, 2013, the Company recognized a gain of $13,348,341 resulting from First Quantum Minerals Ltd. (“First Quantum”; previously Inmet Mining Corporation) waiving its right to royalties from the Company’s sales at its Molejon mine (Note 12 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014). The Company previously recorded $9,819,328 of this amount within non-operating income (expense) and the remaining $3,529,013, pertaining to accrued royalties for fiscal 2013, within production costs in the Company’s statement of operations and comprehensive income (loss) for the three and nine months ended February 28, 2013. The Company determined that the entire amount of the gain would more appropriately be classified as a non-operating income (expense) and has therefore presented the amount as such in these condensed interim consolidated financial statements.

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the condensed interim consolidated financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

In preparing the condensed interim consolidated financial statements for the nine months ended March 31, 2014, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The Company has adopted the following new standards, along with any consequential amendments, effective July 1, 2013. These changes are made in accordance with the applicable transitional provisions.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

IFRS 10, Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and has superseded the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company conducted its review of all of its subsidiaries and non-wholly owned entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11, Joint Arrangements

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and has superseded IAS 31, Joint Ventures (“IAS 31”). IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company does not have any joint arrangements as a result of terminating its joint venture with Constructora Meco S.A during the thirteen months ended June 30, 2013. The adoption of IFRS 11 therefore did not have any impact on the Company’s condensed interim consolidated financial statements.

IFRS 12, Disclosure of interests in other entities

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of IFRS 12 will result in incremental disclosures in the consolidated financial statements of the Company for the year ending June 30, 2014.

IFRS 13, Fair value measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. The Company has adopted IFRS 13 which is primarily applicable to the Company’s derivative obligation and the share purchase warrants. All required fair value disclosures are included in Note 14 and Note 16, respectively to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

IFRIC 20, Stripping costs in the Production Phase of a Mine

IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”) was issued in October 2011. This interpretation clarifies when an entity should recognize production phase waste removal (stripping) costs incurred in relation to a surface mining operation, as an asset, and how to recognize the relevant depletion of such asset Upon adoption of IFRIC 20 on July 1, 2013, the Company assessed the stripping asset on the consolidated statement of financial position and determined that it is already associated to the identifiable components of the Company’s Molejon mine, which is consistent with the new requirements of the interpretation. The adoption of IFRIC 20 did not result in any impact on the Company’s condensed interim consolidated financial statements.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, PTQ’s financial performance. However, there may be additional risks unknown to Petaquilla and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group’s business and financial results.

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Investors should carefully consider the risks described below before investing in the Company’s securities. The occurrence of any of the following events could harm PTQ. If these events occur, the trading price of the Company’s common shares could decline, and investors may lose part or even all of their investment.

Mining operations and projects are vulnerable to supply chain disruption and Petaquilla’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

Petaquilla's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables and processing equipment. In the past, Petaquilla and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and Petaquilla has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables or mining equipment, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations. Petaquilla and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables and processing equipment who command superior bargaining power relative to Petaquilla, or Petaquilla could at times face limited supply or increased lead time in the delivery

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

of such items. If Petaquilla experiences shortages, or increased lead times in delivery of strategic spares, critical consumables or processing equipment its results of operations and its financial condition could be adversely affected.

Petaquilla faces uncertainty and risks in its exploration and project evaluation activities.

Exploration activities are speculative in nature and project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling. Once mineralization is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:

  future metal and other commodity prices;

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of gold from the ore; and

  anticipated capital expenditure and cash operating costs.

These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made. Resource estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and studies can result in new data becoming available that may change previous resource estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of resources resulting in revisions to previous resource estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs. These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made.

Petaquilla undertakes revisions to its resource estimate based upon actual exploration and production results, new information on geology and fluctuations in production, operating and other costs and which could adversely affect the life-of-mine plans and consequently the total value of Petaquilla's mining asset base. Resource restatements could negatively affect Petaquilla’s results, financial condition and prospects, as well as its reputation. The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. Petaquilla therefore faces intense competition for the acquisition of attractive mining properties.

From time to time, Petaquilla evaluates the acquisition of exploration properties and operating mines, either as stand-alone assets or as part of companies. Petaquilla’s decisions to acquire these properties have historically been based on a variety of factors including estimates of and assumptions regarding the extent of resources, cash and other operating costs, gold prices and

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. All of these factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate resources.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by Petaquilla may not result in the expansion or replacement of the current production with new resources or operations. Petaquilla’s operating results and financial conditions are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing resources. If Petaquilla is not able to maintain or increase its resources, its results of operations and its financial condition and prospects could be adversely affected.

Petaquilla faces many risks related to the development of its mining projects that may adversely affect its results of operations and profitability.

The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project. Petaquilla's decision to develop a mineral property is based on estimates made as to the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

  future gold prices;

  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

  anticipated recovery rates of gold extracted from the ore; and

  anticipated capital expenditure and cash operating costs.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such estimates.

There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include the:

  timing and cost of the construction of mining and processing facilities, which can be considerable;

  availability and cost of skilled labor, power, water and transportation facilities;

  need to obtain necessary environmental and other governmental permits and the time to obtain such permits; and

  availability of funds to finance construction and development activities.

New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

and operation of mining projects. Accordingly, Petaquilla's future development activities may not result in the expansion or replacement of current production with new production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. Petaquilla’s operating results and financial conditions are directly related to the success of its project developments. A failure in Petaquilla’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively affect its results of operations and its financial condition and prospects.

The Company may require additional funding in order to continue its operations.

PTQ has been producing since January 8, 2010 when it achieved commercial production at the Molejon gold property. Considering the increase in cash margin, the improvements in throughput and production capacity at the Plant, the risk of requiring additional funding in order to continue its operations has been reduced. Although this, different sources of funding, depending on the market conditions and the appetite of investors to increase their participation in Company’s business or other projects, may become available and could be considered. However, there can be no assurance that funding from these sources will be sufficient in the future to satisfy the Company’s operational requirements, debt repayments and cash commitments. It will depend on the market expectations, the performance of PTQ’s production and results.

Going concern

The condensed interim consolidated financial statements for the nine months ended March 31, 2014 have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As of March 31, 2014, the Company has an accumulated deficit of $152,757,759 (June 30, 2013 - $128,020,760) and a working capital deficiency of $130,400,277 (June 30, 2013 -$85,608,791).

Since previously noted as a subsequent event to the Company's filing of the Q2/13 Consolidated Financial Statements and MD&A, disclosing a shortfall of ounces delivered to Deutsche Bank for the month of December 2012, defined as a default under the terms of the Forward Gold and Silver Agreements and, by consequence, the Convertible Loan Agreement, the Company has been progressively remediating this default situation, by delivering additional metal or making additional cash payments to Deutsche Bank. Full settlement of these overdue deliveries was completed by a cash payment to Deutsche Bank, on September 13th, 2013 for all ounces due up to August 31st, 2013. Other than these settled delivery defaults, the Company has also been notified by Deutsche Bank of certain other conditions of default, non-financially related, and Deutsche Bank has consequently reserved its rights under the Forward Gold and Silver Agreement and Convertible Loan Agreement until full remediation by the Company of such conditions of default. As of the date of issuance of this MD&A, those non-financially related conditions of default have been totally remediated by the Company. Nevertheless, due to the Company failed to meet its physical delivery requirements and has either accrued for or settled such obligations in cash during the six months period ended March 31, 2014 (see Notes 10 and 14 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014), the default persists as of the date of the condensed interim consolidated financial

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

statements for the nine months ended March 31, 2014 for all agreements with Deutsche Bank. As a result of the default, all balances owing to Deutsche Bank have been classified as current liabilities as required under IAS 1 and continue to do so for as long as the conditions of default are not remediated. However, the agreement signed with First Quantum (see Note 26 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014) will allow the Company to completely address its senior credit facility with Deutsche Bank in order to solve the default situation and strengthens the Company’s balance sheet by reducing short term liabilities.

As also disclosed in previous filings, the Company is discussing alternative financing arrangements with several parties. The Company believes that, after execution of the transaction disclosed in Note 26 to the condensed interim consolidated financial statements for the three and nine months ended March 31, 2014 and such negotiations on alternative financing arrangements will result in the Company obtaining sufficient liquidity to alleviate the current working capital deficit addressing completely Deutsche Bank's outstanding debt. The condensed interim consolidated financial statements for the nine months ended March 31, 2014 do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the condensed interim consolidated financial statements for the nine months ended March 31, 2014.

Petaquilla's level of indebtedness could adversely affect its business.

This risk could affect the financial situation of PTQ. See Note 1 to the condensed interim consolidated financial statements for the nine months ended March 31, 2014.

Due to new acquisitions and growth strategy of the Company, it may incur additional indebtedness in the future. A significant increase in the Company’s debt levels may have important consequences for PTQ, including, but not limited to the following:

  The Company’s ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes or to fund future operations may not be available on terms favorable to PTQ or at all;

  A significant amount of the Company’s operating cash flow is dedicated to the payment of interest on PTQ’s indebtedness, thereby diminishing funds that would otherwise be available for the Company’s operations and for other purposes;

  Increasing the Company’s vulnerability to current and future adverse economic and industry conditions;

  A substantial decrease in net operating cash flows or increase in the Company’s expenses could make it more difficult for the Company to meet its debt service requirements, which could force PTQ to modify its operations;

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  The Company’s leveraged capital structure may place it at a competitive disadvantage by hindering its ability to adjust rapidly to changing market conditions or by making PTQ vulnerable to a downturn in its business or the economy in general;

  PTQ may have to offer debt or equity securities on terms that may not be favorable to the Company or to the Company’s shareholders;

  Limiting PTQ’s flexibility in planning for, or reacting to, changes and opportunities in the Company’s business and the industry; and

  The Company’s level of indebtedness increases the possibility that PTQ may be unable to generate cash sufficient to pay the principal or interest due in respect of the Company’s indebtedness.

Petaquilla faces many risks related to its operations that may adversely affect its cash flows and overall profitability.

Gold mining is susceptible to numerous events that may have an adverse impact on a mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:

  environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

  industrial accidents;

  fires;

  labor disputes;

  mechanical breakdowns;

  electrical power interruptions;

  encountering unexpected geological formations;

  unanticipated ground conditions;

  ingresses of water;

  process water shortages;

  failure of mining pit slopes, water dams, waste stockpiles and tailings dam walls;

  legal and regulatory restrictions and changes to such restrictions;

  safety-related stoppages;

  other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Mineral prices can fluctuate dramatically and have a material adverse effect on PTQ’s results of operations.

Petaquilla’s revenues are primarily derived from the sale of gold. The market price for gold fluctuates widely. These fluctuations are caused by numerous factors beyond Petaquilla's control including:

  speculative positions taken by investors or traders in gold;

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  changes in the demand for gold as an investment;

  changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;

  changes in the supply of gold from production, disinvestment, scrap and hedging;

  financial market expectations regarding the rate of inflation;

  strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;

  changes in interest rates;

  actual or expected sales or purchases of gold by central banks and the International Monetary Fund;

  gold hedging and de-hedging by gold producers;

  global or regional political or economic events; and

  the cost of gold production in major gold producing countries.

On May 15, 2014, the AM fixing price of gold on the London Bullion Market was $1,303.75 per ounce. The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

A sustained period of significant gold price volatility may adversely affect Petaquilla's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions. If revenue from gold sales falls below the cost of production for an extended period, Petaquilla may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

The Company faces risks related to operations in foreign countries.

Currently the Company’s properties are located in Panama, Spain and Portugal. Panama is a country with a developing mining sector but with no other commercially producing mines. Consequently, PTQ is subject to and the Company’s mineral exploration and mining activities may be affected in varying degrees by, certain risks associated with foreign ownership including inflation, political instability, political conditions and government regulations. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the Company’s business. Operations may be affected by government regulations with respect to restrictions on production, restrictions on foreign exchange and repatriation, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use, mine safety and renegotiation or nullification of existing concessions, licenses, permits, and contracts.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

As part of the strategy to manage this kind of country risk, the Company is looking for diversify its project portfolio. During fiscal 2012, majority of the Company’s shareholders approved the acquisition of Iberian Resources Corp. ("Iberian"). Iberian owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). According to Lomero-Poyatos NI 43-101 Report, dated May 2012, the Lomero-Poyatos Mine contains an estimated inferred mineral resource of 6.07Mt averaging 4.25 g/t of gold and 88.74 g/t of silver.

During the three month period ended March 31, 2014, the Company has appealed the resolution issued by the Dirección General de Industria, Energía y Minas of Spain (“DGIEM”) that was intended to revoke mineral right permits of Lomero-Poyatos Project. As a consequence of this appeal, any effect derived from the above mentioned resolution has been suspended. As of the date of the condensed interim consolidated financial statements for the nine months ended March 31, 2014 the effects of the above mentioned resolution have been suspended and mineral right permits of the Lomero-Poyatos Project remain legally under the ownership of the Company.

The requirements of the Ley Petaquilla may have an adverse impact on the Company.

PTQ’s operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession.

The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MPSA”), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometers in north-central Panama. Although the Company no longer holds an interest in the copper deposits therein, it continues to hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs the Company’s exploration activities.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports. The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets which cannot be used in the infrastructure tax credit pool, and a favorable depletion allowance.

In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of $1.00 per hectare during the first five years of the concession, $2.50 per hectare in the ninth to the tenth years of the concession and $3.50 per

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

hectare thereafter. Initially the annual rental was approximately $13,600 payable by MPSA and funded pro rata by its shareholders. The current annual rental is approximately $34,000. The concession was granted for a 20 year term with up to two 20 year extensions permitted, subject to the requirement to begin mine development and to make a minimum investment of $400 million in the development of the Cerro Petaquilla Concession.

Under the Ley Petaquilla, MPSA was required to begin mine development by August 2001. However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until August 2006 at the latest). In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by PTQ and MPSA was approved by Ministerial Resolution. The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession and the first phase of the Plan focus on the advancement of the Molejon gold deposit by PTQ as commenced in 2006. Subsequent phases of the Plan are the responsibility of MPSA.

The Ley Petaquilla also requires MPSA to (i) deliver an environmental report to the General Directorate of Mineral Resources of the Ministry of Commerce and Industries (“MICI”) for evaluation; (ii) submit, prior to extraction, an environmental feasibility study specific to the project area in which the respective extraction will take place; (iii) submit annually a work plan comprising the projections and approximate costs for the respective year to the MICI; (iv) post letters of credit in support of required compliance and environmental protection guarantees; (v) annually pay surface canons; (vi) annually pay royalties for extracted minerals; (vii) annually present to the MICI detailed reports covering operations and employment and training; (viii) create and participate in the administration of a scholarship fund to finance studies and training courses or professional training for the inhabitants of the communities neighboring the Cerro Petaquilla Concession in the provinces of Cocle and Colon; and (ix) maintain all mining and infrastructure works and services of the project, always complying with the standards and regulations of general application in force that pertain to occupational safety, health and construction.

For reference, a copy of Law No. 9, as passed by the Legislative Assembly of Panama on February 26, 1997, was provided with PTQ’s Form 20F for the fiscal year ended May 31, 2009, as Exhibit 4.V.

PTQ’s operations are subject to environmental and other regulation.

The Company’s current or future operations, including development activities and commencement of production on the Company’s properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Other than the Molejon gold mine, there can be no assurance that approvals and permits required to commence production on the Company’s various properties

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that PTQ will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that PTQ obtain permits from various governmental agencies. The Company believes that it is in substantial compliance with all material laws and regulations that currently apply to corporate activities. There can be no assurance, however, that all permits which may be required for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project that the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of PTQ’s knowledge, the Company is currently operating in compliance with all applicable environmental regulations except as to matters under mitigation as requested by the government of Panama.

The Company’s directors may have conflicts of interest.

In the event that a conflict of interest arises at a meeting of the directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, PTQ will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests. In determining whether or not PTQ will participate in a particular program and the interest therein to be acquired by it, the

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Company’s directors primarily consider the potential benefits to PTQ, the degree of risk to which the Company may be exposed and the Company’s financial position at that time. Other than as indicated, PTQ has no other procedures or mechanisms to prevent conflicts of interest.

Environmental protestors

Various independent environmental groups or individuals would like to prevent the operation of mining in Panama. The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals. Although these protests or blockades could happen, the Company has in place a contingency plan to guarantee the continuity of its operations and activities at the Molejon mine.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures

Management is responsible for the design and maintenance of disclosure controls and procedures.

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Current disclosure controls include meetings with the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and members of the Board of Directors and Audit Committee through emails, telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and of the Board of Directors and Audit Committee. The Board of Directors has delegated the duties to the Chief Executive Officer whom is primarily responsible for financial and disclosure controls.

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of March 31, 2014 and during the process have not identified any additional material weakness in internal controls than that identified during the thirteen months ended June 30, 2013 and that is described below within the analysis of internal control over financial reporting section.

Internal control over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reporting in an accurate and timely manner in accordance with IFRS.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reporting information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

The CEO and the CFO evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission (“COSO”) as at March 31, 2014. Based on this evaluation as at March 31, 2014, the Company has not identified any additional material weakness in internal controls than that identified during the thirteen months ended June 30, 2013 and that is described as follows:

  There was a lack of detective and preventative controls at the Company’s Spanish subsidiary, Corporacion de Recursos Ibericos, as the Company did not have sufficient accounting resources in order to account for and apply internal controls to transactions originating at that subsidiary.

During the nine months ended March 31, 2014 the Company has been working with the senior management of the Spanish subsidiary intending to have the deficiency corrected and, as a consequence, some material improvements have been achieved. Company’s Management expects to have remediated any outstanding deficiency in internal controls at the Spanish subsidiary, before the end of fiscal year 2014.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. Except for the material weakness described above, there were no significant changes made to internal controls over financial reporting during the nine months ended March 31, 2014.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, PTQ describes mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Cautionary Note to US Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

This report may use the term “inferred resources”. US readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including news releases, financial statements and prior year MD & A filings, is available on SEDAR at www.sedar.com.